UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Air Industries Group

(Exact Name of Registrant as Specified in Charter)

Nevada	001-35927	80-0948413
(State or Other Jurisdiction of	(Commission File Number)	(IRS Employer Identification Number)
Incorporation)

1460 Fifth Avenue, Bay Shore New York 11706
(Address of Principal Executive Offices)

Michael Recca, Chief Financial Officer	(631) 881-4928
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Air Industries Group (‘we,” “us,” or “our”) is submitting this Form SD in compliance with Rule 13p-1 of the Securities Exchange Act of 1934.

We have determined that from January 1, 2021, to December 31, 2021, certain Conflict Minerals (as defined in Item 1.01(d)(3) of Form SD) were used in the production of products manufactured by us. Based on procedures undertaken in 2021 and in prior years, and our reliance upon predominately the same suppliers for raw materials, we have no reason to believe that for the period from January 1 to December 31, 2021, our products subject to inquiry pursuant to Rule 13p-1 contained Conflict Minerals that originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). Nevertheless, as we rely primarily upon information from our suppliers and, in turn, their suppliers, to determine the country of origin of raw materials utilized in our products, and to comply with applicable laws and regulations as to the use of Conflict Minerals, we cannot state definitively that Conflict Minerals originating in the Covered Countries have not been incorporated in some of our products without our knowledge.

Based on our belief as to the country of origin of Conflict Minerals used in our products, we are not required to file a Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Air Industries Group

By:	/s/ Michael Recca
Michael Recca
Chief Financial Officer
June 3, 2022